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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                          William Coal Seam Gas Royalty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             Units Of beneficial interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   969450105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    969450105                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,568,791
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,568,791

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,568,791

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     36.792%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Quatro Finale IV LLC
                                IRS # 13-4129602
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,568,791
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,568,791

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,568,791

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     36.792%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       LLC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   969450105                  13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
Units of beneficial interest
                            Williams Coal Seam Gas Royalty Trust
                            Nations Bank Plaza
                            901 Main St. Ste 1700
                            Dallas, TX  75202
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Quatro Finale IV LLC.

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Acquisition of interests in specialized assets
        (ii)         Address:    245 Park Avenue
                                 New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,568,791 shares of Common Stock was approximately $29,442,525.75.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Quatro Finale IV LLC has acquired the units of beneficial interest of Williams Coal Seam Gas Roalty Trust in the ordinary course of its business in connection with its investment activities. Quatro Finale IV LLC may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with investment activities.
Although the foregoing represents the range of activities presently contemplated by Quatro Finale IV LLC with respect to the Issuer, it should be noted that the possible activities of Quatro Finale IV LLC are subject to change at any time. Except as set forth above, Quatro Finale IV LLC has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 8/11/2000.

     (a)Number:                                                  3,568,791
        Percentage:                                              36.792%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            3,568,791
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  3,568,791

     (c)Information concerning transactions in the units of beneficial interest effected by Quatro Financial IV LLC is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On August 11, 2000, Quatro Finale IV LLC (QFIV) and The Williams Companies, Inc. (Williams) entered into a Purchase and
Sale Agreement (the Purchase Agreement), pursuant to which QFIV purchased from Williams, 3,568,791 units of beneficial interest evidencing an undivided interest in the Williams Coal Seam Gas Royalty Trust ( the Subject Trust Units). The Williams Coal Seam
Gas Royalty Trust is governed by that certain Trust Agreement dated as of December 1, 1992, as amended from time to time, among Williams Production Company, Williams, Chemical Bank Delaware and Nations Bank of Texas, N.A. (the Trust Agreement). The Purchase Agreement provides that under certain circumstances QFIV has the right to cause Williams to purchase the Subject Trust Units from QFIV (the Put Option) and Williams has the right to cause QFIV to sell the Subject Trust Units back to Williams (the Call Option). Each of the Put Option and Call Option may be exercised at a stated strike price, which is subject to certain adjustments (including with respect to certain distributions, tax credits, adjustments thereto and accrued interest). The Put Option expires upon the exercise of the Call Option. The Call Option expires upon the exercise of the Put Option. Both the Put Option and the Call Option expire on June 30, 2003.

        On August 11, 2000, QFIV and Williams also entered into a separate Nominee and Voting Rights Agreement (the Voting Rights Agreement), pursuant to which QFIV granted Williams the voting rights (but not beneficial interest) associated with the Subject Trust Units. The voting rights granted to Williams are limited to the extent that Williams may not vote in favor of any proposed amendment to the Trust Agreement or to the Gas Purchase Agreement and Gas Gathering Agreement (as those terms are defined in the Purchase Agreement). The voting rights granted to Williams terminate and revert to QFIV upon the first to occur of (i) July 1, 2003, or
(ii) certain events relating to the financial condition of Williams (including insolvency and bankruptcy proceedings). Even after these voting rights revert to QFIV, QFIV is obligated to vote in favor of a proposal to terminate the Williams Coal Seam Gas Royalty Trust if QFIV is a record holder for voting purposes any time prior to (i) July 1, 2004, or (ii) the date on which a registration of the Subject Trust Units, pursuant to the Registration Rights Agreement between QFIV and Williams, dated August 11, 2000, becomes effective.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      See Item 6. above

________________________________________________________________________________

Quatro Finale IV LLC is a subsidiory of The Bear Stearns Companies Inc.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 21, 2000
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Francis Dunleavy/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)

                                   APPENDIX I

                              Quatro Finale IV LLC

Members:

     The Bear Stearns Companies Inc.
     Bear Stearns N.Y., Inc.



                                  APPENDIX II

                                Quatro Finale IV LLC.
                          Williams Coal Seam Gas Royalty Trust
                            Units of beneficial Interest

                      Trading from 08/11/00 through 08/21/2000
                              (Various Firm's Accounts)

                                ***** 08/11 *****

            3,568,791  WILLIAMS COAL SEAM GAS          Pur       $29,442,525.75




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).